Exhibit 99.1

GDEV announces results for the third quarter and first nine months of 2025

November 24, 2025 – Limassol, Cyprus – GDEV Inc. (NASDAQ: GDEV), an international gaming and entertainment company (“GDEV” or the “Company”) released its unaudited financial and operational results for the third quarter and first nine months ended September 30, 2025.

Third quarter 2025 financial highlights:

●	Revenue of $98 million decreased by 12% year-over-year.
●	Selling and marketing expenses of $30 million decreased by 43% year-over-year.
●	Profit for the period, net of tax, of $24 million in Q3 2025 increased vs. $15 million in Q3 2024.
●	Adjusted EBITDA[1] of $26 million in Q3 2025 increased vs. $17 million in Q3 2024.

Third quarter and first nine months of 2025 financial performance in comparison

US$ million	Q3 2025	Q3 2024	Change (%)	9M 2025	9M 2024	Change (%)
Revenue	98	111	(12)%	315	323	(3)%
Platform commissions	(21)	(24)	(13)%	(67)	(70)	(6)%
Game operation cost	(14)	(13)	13%	(42)	(38)	11%
Selling and marketing expenses	(30)	(52)	(43)%	(124)	(163)	(23)%
General and administrative expenses	(8)	(7)	17%	(25)	(23)	8%
Profit for the period, net of tax[2]	24	15	65%	55	24	N/M
Adjusted EBITDA[3]	26	17	50%	64	33	93%
Cash flows generated from operating activities	15	12	24%	11	24	(53)%

N/M: not meaningful

Third quarter 2025 financial performance

In the third quarter of 2025, our revenue decreased by $13 million (or 12%) year-over-year and amounted to $98 million, reflecting a decline in recognition of revenue from both current-period and prior-period bookings. This was mainly due to declining consumer spending levels in the current and preceding years, which reduced the amount of revenue recognized during the quarter. The decrease is consistent with our strategy to pursue more disciplined marketing spending and focus on attracting higher-quality, better-paying users rather than maximizing short-term volume.

Platform commissions decreased by $3 million (or 13%) in the third quarter of 2025 compared to the same period in 2024 in line with the decrease in revenues.

Game operation cost remained relatively stable at the level of $14 million in the third quarter of 2025 vs. $13 million in the third quarter of 2024.

Selling and marketing expenses in the third quarter of 2025 decreased by $22 million vs. the same period in 2024, amounting to $30 million. This decrease is driven by our continued focus on improving the efficiency of user acquisition activities. The decrease reflects a more selective approach to performance marketing, prioritizing channels that attract players with higher long-term value over broad-scale campaigns aimed at short-term growth.

General and administrative expenses remained relatively stable at $8 million in the third quarter of 2025 vs. $7 million in the third quarter of 2024.

As a result of the factors above we recorded a profit for the period, net of tax, of $24 million in the third quarter of 2025 compared with $15 million in the same period of 2024. Adjusted EBITDA in the third quarter of 2025 amounted to $26 million, an increase of $9 million compared with the same period in 2024 driven primarily by the same factors as those affecting the profit.

Cash flows generated from operating activities were positive $15 million in the third quarter of 2025 compared with positive $12 million in the same period in 2024.

1 For more information, see section titled “Presentation of Non-IFRS Financial Measures” on the last two pages of this report, including the reconciliation of the profit for the period, net of tax to the Adjusted EBITDA.

2 Profit for 9M 2024 was restated due to correction of an error in the treatment of an expired put option liability. The amount previously recorded as other financial income was reclassified to equity under IAS 32, reducing profit from $28 million to $24 million.

3 The financial information presented for the comparative periods of 2024 may not reconcile exactly with the amounts previously published for those periods. This is due to the reclassification of the Impairment loss on loan receivables from Royal Ark to the Share of loss of equity-accounted associates line.

Third quarter and first nine months 2025 operational performance comparison

	Q3 2025	Q3 2024	Change (%)		9M 2025	9M 2024	Change (%)
Bookings ($ million)	90	93	(4)%		263	310	(15)%
Bookings from in-app purchases	85	87	(3)%		248	288	(14)%
Bookings from advertising	5	7	(18)%		16	22	(27)%
Share of advertising	6.0%	7.1%	(1.1)	p.p.	6.0%	7.0%	(1.0)	p.p.
MPU (thousand)	263	314	(16)%		287	359	(20)%
ABPPU ($)	107	92	16%		96	89	7%

Bookings declined in the third quarter of 2025 to reach $90 million compared with $93 million in the same period in 2024. The decline is primarily due to a decline in monthly paying users by 16% in the third quarter of 2025 vs. the same period in 2024 which we attribute to the decrease of the user acquisition activities throughout 2024 and 2025, partially offset by an increase in ABPPU.

The share of advertisement sales as a percentage of total bookings decreased in the third quarter of 2025 to reach 6.0% compared to 7.1% in the respective period in 2024. This decline was primarily driven by a global trend of declining CPM rates for advertising throughout 2024 and 2025.

Split of bookings by platform	Q3 2025	Q3 2024	9M 2025	9M 2024
Mobile	59%	62%	60%	60%
PC	41%	38%	40%	40%

In the third quarter of 2025 we recorded a decrease in share of mobile to reach 59% vs 62% in the same period in 2024 and increase in share of PC to reach 41% vs 38% in the same period in 2024.

Split of bookings by geography	Q3 2025	Q3 2024	9M 2025	9M 2024
US	32%	34%	33%	34%
Asia	19%	22%	19%	22%
Europe	34%	30%	33%	30%
Other	15%	14%	15%	14%

Our split of bookings by geography in the third quarter of 2025 vs. the same period in 2024 remained broadly similar, with a small decrease in the share of bookings in US and Asia and a small increase in bookings in Europe.

Note:

Due to rounding, the numbers presented throughout this release may not precisely add up to the totals. The period-over-period percentage changes are based on the actual numbers and may therefore differ from the percentage changes if those were to be calculated based on the rounded numbers.

About GDEV

GDEV is a gaming and entertainment holding company, focused on development and growth of its franchise portfolio across various genres and platforms. With a diverse range of subsidiaries including Nexters and Cubic Games, among others, GDEV strives to create games that will inspire and engage millions of players for years to come. Its franchises, such as Hero Wars, Island Hoppers, Pixel Gun 3D and others have accumulated over 550 million installs and $2.5 billion of bookings worldwide. For more information, please visit www.gdev.inc

Contacts:

Investor Relations

Roman Safiyulin | Chief Corporate Development Officer
investor@gdev.inc

Cautionary statement regarding forward-looking statements

Certain statements in this press release may constitute “forward-looking statements” for purposes of the federal securities laws. Such statements are based on current expectations that are subject to risks and uncertainties. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

The forward-looking statements contained in this press release are based on the Company’s current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those that the Company has anticipated. Forward-looking statements involve a number of risks, uncertainties (some of which are beyond the Company’s control) or other assumptions. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the Company’s 2024 Annual Report on Form 20-F, filed by the Company on March 31, 2025, and other documents filed by the Company from time to time with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Presentation of Non-IFRS Financial Measures

In addition to the results provided in accordance with IFRS throughout this press release, the Company has provided the non-IFRS financial measure “Adjusted EBITDA” (the “Non-IFRS Financial Measure”). The Company defines Adjusted EBITDA as the profit/loss for the period, net of tax as presented in the Company’s financial statements in accordance with IFRS, adjusted to exclude (i) goodwill and investments in equity-accounted associates’ impairment, (ii) loss on disposal of subsidiaries, (iii) income tax expense, (iv) other financial income, finance income and expenses other than foreign exchange gains and losses and bank charges, (v) change in fair value of share warrant obligations and other financial instruments, (vi) share of loss of equity-accounted associates, (vii) depreciation and amortization, (viii) share-based payments expense and (ix) certain non-cash or other special items that we do not consider indicative of our ongoing operating performance. The Company uses this Non-IFRS Financial Measure for business planning purposes and in measuring its performance relative to that of its competitors. The Company believes that this Non-IFRS Financial Measure is a useful financial metric to assess its operating performance from period-to-period by excluding certain items that the Company believes are not representative of its core business. This Non-IFRS Financial Measure is not intended to replace, and should not be considered superior to, the presentation of the Company’s financial results in accordance with IFRS. The use of the Non-IFRS Financial Measure terms may differ from similar measures reported by other companies and may not be comparable to other similarly titled measures.

Reconciliation of the profit for the period, net of tax to the Adjusted EBITDA

US$ million	Q3 2025	Q3 2024	9M 2025	9M 2024
Profit for the period, net of tax[2]	24	15	55	24
Adjust for:
Income tax expense	2	1	5	3
Adjusted finance income[4]	(1)	(2)	(2)	(2.5)
Share of loss of equity-accounted associates[3]	3	1	5	3
Change in fair value of share warrant obligations and other financial instruments	(4)	—	(4)	(0.3)
Depreciation and amortization	2	2	5	5
Share-based payments	0.1	0.7	0.5	1
Adjusted EBITDA[3]	26	17	64	33

4 Adjusted finance income/expenses consist of finance income and expenses other than foreign exchange gains and losses and bank charges, net.